U.S. POST OFFICE
DELAYED

Head Office HBOS plc
P.O. Box No. 5
The Mound
EDINBURGH EH1 1YZ

Telephone: Direct Line 0131 243 5522
Switchboard 0131 442 7777
Fax: 0131 243 5516
Telex 72275

Bank of Scotland

Securities and Exchange Commission,
Judiciary Plaza,
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.



Our Ref:

Your Ref: 82/3240

11th December, 2001

SUPPL

Dear Sirs,

**Re: Exemption filing pursuant to Rule 12g3-2(b)**

I refer to the US Securities Exchange Act 1934 Section 12(g) and specifically the exemption held under Rule 12(g)3-2(b) for securities of the Governor and Company of the Bank of Scotland (now part of HBOS plc). Pursuant to the ongoing obligation to provide relevant information I now enclose copies of announcements made to the London Stock Exchange.

Yours faithfully,

Kenny Melville,
Assistant Manager.

Enc.





dlw 3/4

Announcement Details

| | |
|---|---|
| **Company** | HBOS PLC |
| **TIDM** | HBOS |
| **Headline** | Trading Statement |
| **Released** | 07:17 11 Dec 2001 |
| **RNS Number** | 4788O |

Full Announcement Text

---

RNS Number:4788O
HBOS PLC
11 December 2001

HBOS plc Trading Update & Merger Progress 11th December 2001

HBOS plc will shortly be meeting analysts ahead of its close period for the year ending 31st December 2001. This announcement covers the detail of the information, which will be provided at those meetings. Later today the management team will also present to analysts and institutions an update on strategy and the progress of merger integration. The presentation can be accessed via the HBOS plc.com website from 11.30am today.

Merger update

Halifax and Bank of Scotland merged on 10th September 2001 to create HBOS plc. The past three months has seen rapid progress in the integration of the two Groups of companies.

Substantial synergies will be realised, as the new group capitalises on the revenue potential of the enlarged organisation, whilst seeking to increase efficiency and eliminate cost overlap. The top down estimate of #620m annual synergies announced in May is today replaced by an increased figure of #690m, the result of detailed planning right across the HBOS Group.

The synergies will be realised over a three year period, with a run rate of #340m in cost synergies and #350m in net revenue synergies delivered with effect from the end 2004; compared with #305m and #315m previously.

Around 60% of the cost synergies will be delivered with effect from the end of 2002 and a further 30% a year later. The revenue synergies are naturally more biased to the later years, with some 25% achieved with effect from the end of 2002, rising to 75% from the end of 2003.

Total one-off costs associated with the delivery of these synergies increase proportionately, to up to #390m (previously #350m), with around one third charged this year with the balance over the next two years.

Trading Overview

The primary purpose of the merger was to create the "New Force in Banking" and improve the growth prospects of both businesses. The HBOS Group continues to show strong growth and expects to deliver to market expectations for the year to 31st December 2001.

Overall asset quality remains good. HBOS's heavy weighting in mortgages means the strains caused by the economic slowdown will result in only a modest overall increase in provisioning.

Retail

Sales are well ahead of plan in mortgages, savings, current accounts and consumer finance. The first half mortgage net lending market share has been sustained into the second half.

The strategy for repositioning pricing structures in mortgages and savings is proving successful and, as previously indicated, the Halifax retail spread is stable at around 170 bp.

As previously reported, Intelligent Finance completed a strong first full year of trading on 28th November 2001. Performance highlights included customer balances of #6.4bn (assets of #4.4bn, liabilities #2.0bn).

From 2002 Intelligent Finance will be reported separately within Retail. For 2001 the investment in Intelligent Finance will amount to #150m.

Business Banking

Asset growth remains good and, on a like for like basis, is running at an annualised rate of 10%.

Last week's launch of our interest-bearing current account, together with future initiatives in this area, will provide business customers with a patently better and more transparent deal than currently available in the market.

Corporate Banking

Asset growth remains strong and is now running at an annualised rate in excess of 25%, with all areas of the Division performing well.

Work-in-progress is at a very high level as a result of our market leading position in many sectors and our willingness to continue lending when fair-weather players are disappearing.

Insurance & Investment

Sales in our Investment businesses (life, pensions and ISAs) are well ahead of plan. Insurance sales are also ahead of plan with household and repayment insurance benefiting particularly from improved cross sell performance. Despite lower stock markets, the Division's operating performance remains strong.

## Treasury

The second half of the year has witnessed significant volatility in interest rate markets with the impact of 11th September and the continuing slowing of the global economy. Customer business volumes however remain robust, and like for like operating performance continues to be ahead of last year. We continue to maintain a cautious approach to credit, which is reflected in the high quality interbank and investment portfolios, concentrated on Financial Institutions, Sovereigns and asset-backed securities.

## Outlook

We expect the UK economy will continue to grow in 2002; albeit more slowly. It will again be amongst the best performing in the developed world.

The housing market may be more subdued in 2002 but prospects are heavily underpinned by interest rates at a 35 year low, and comparatively good levels of affordability.

## Preliminary Results

The 2001 full year results will be announced on Friday 1st March.

This release contains forward-looking statements. These statements involve risk and uncertainty, as the factors that support the statements depend on circumstances that may or may not occur in the future. Actual results could vary therefore materially, due to changes in current expectations. Nothing contained in this statement should be taken as a profit forecast.

For further information please contact on 0207 905 9600:

Investor Relations, Charles Wycks & John Hope

Media Relations, Shane O'Riordain & Mark Hemingway

END